Aston Funds

EXHIBIT TO ITEM 77I
Terms of New or Amended Securities

ASTON/River Road Dividend All Cap Value Fund II - Class I and
Class N

The officers of the Trust are authorized and directed to issue and sell shares of beneficial interest of ASTON/River Road Dividend All Cap Value Fund II - Class I and Class N, to the public. Each share of the Class I and Class N shares of beneficial interest has the preferences, conversion and other rights, voting powers, restrictions, qualifications, and terms and conditions of redemption that are set forth in the Trust Instrument and Multiple Class Plan pursuant to Rule 18f-3 for the Aston Funds.

A description of Class I and Class N shares of the ASTON/River
Road Dividend All Cap Value Fund II is incorporated by reference to the Post-Effective Amendment No. 142 to the Registration Statement as filed with the SEC via EDGAR on June
22, 2012 (Accession No. 0001193125-12-280334).